April 1, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (801) 961-4001

Mr. John Rask, President
Apex Resources Group, Inc.
299 S. Main Street, Suite 1300
Salt Lake City, Utah   84111

RE: Apex Resources Group, Inc.
File No. 002-91973
Forms 10-KSB, 10-KSB/A No. 1 and No. 2 for the year ended June 30, 2007
Forms 10-QSB for the quarters ended September 30, 2007 and December 31, 2007

Dear Mr. Rask:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant